Instinet, LLC
(A Wholly Owned Subsidiary of Instinet Holdings Incorporated)

Statement of Financial Condition

March 31, 2021
(in thousands)

Assets

Cash and cash equivalents	$	52,847
Restricted cash		5,750
Cash segregated in compliance with federal regulations		14,950
Securities borrowed		117,467
Receivable from broker-dealers and clearing organizations		238,387
Receivable from customers		92,561
Transaction fees and other receivables, net of a $695 allowance		53,803
Deferred tax assets		6,832
Receivable from affiliates		2,077
Other assets		19,129
Total assets	$	603,803

Liabilities and member's equity

Securities loaned	$	28,159
Payable to broker-dealers and clearing organizations		100,700
Payable to customers		88,746
Accounts payable		68,001
Accrued compensation		17,111
Payable to affiliates		24,587
Accrued expenses and other liabilities		25,201
Total liabilities		352,505

Commitments and contingent liabilities (See note 8)

Total member's equity		251,298
Total liabilities and member's equity	$	603,803

See accompanying notes to the statement of financial condition.